Exhibit 99.2

DEED OF VARIATION

DATED 8 OCTOBER 2007

between

THE THOMSON CORPORATION

and

REUTERS GROUP PLC

and

THE WOODBRIDGE COMPANY LIMITED

and

THOMSON-REUTERS LIMITED

in relation to an Implementation
Agreement dated 15 May 2007

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THIS DEED is made on 8 October 2007

BETWEEN:

(1)	THE THOMSON CORPORATION, a corporation incorporated under the laws of Ontario, Canada, whose registered office is at Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada (Thomson);

(2)	REUTERS GROUP PLC, a company incorporated in England and Wales with registered number 3296375 whose registered office is at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom (Reuters);

(3)	THE WOODBRIDGE COMPANY LIMITED, a corporation amalgamated under the laws of Ontario, Canada, whose registered office is at 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada (Woodbridge); and

(4)	THOMSON-REUTERS LIMITED, a company incorporated in England and Wales with registered number 6141013 whose registered office is at The Quadrangle, 180 Wardour Street, London W1A 4YG, United Kingdom (Newco).

WHEREAS:

(A)	The parties have entered into an implementation agreement dated 15 May 2007 (the Implementation Agreement) in connection with the proposed combination of Thomson and Reuters by the establishment of a dual listed company structure.

(B)	The parties wish to amend the terms and conditions of the Implementation Agreement as set out in this deed.

(C)	It is the intention of the parties that this document be executed as a deed.

THIS DEED WITNESSES as follows:

1.	INTERPRETATION

1.1	Unless the contrary intention appears, capitalised terms in this deed shall have the same meaning as set out in the Implementation Agreement.

1.2	In this deed, a reference to a clause, sub clause or schedule is a reference to a clause or sub clause of, or a schedule to, this deed. The schedule forms part of this deed.

1.3	The headings in this deed do not affect its interpretation.

2.	AMENDMENT

The parties hereby agree that paragraph 1(b) of Part A of Schedule 2 of the Implementation Agreement be deleted in its entirety and replaced with a new paragraph 1(b) as set out in the schedule to this deed.

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3.	GENERAL

3.1	A person who is not a party to this deed may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 or otherwise.

3.2	This deed may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this deed, but all the counterparts shall together constitute but one and the same instrument.

4.	GOVERNING LAW AND JURISDICTION

4.1	This deed is governed by English law.

4.2	The English courts have jurisdiction to settle any dispute, claim or controversy arising out of or in connection with this deed and the parties submit to the jurisdiction of the English courts.

4.3	Thomson irrevocably appoints The Thomson Corporation Plc of The Quadrangle, 180 Wardour Street, London, W1A 4YG to be its agent for the receipt of any claim form or other document in connection with legal proceedings under or in relation to this deed and agrees that any such document may be effectively served on it in connection with any such proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

4.4	Woodbridge irrevocably appoints The Thomson Corporation Plc of The Quadrangle, 180 Wardour Street, London, W1A 4YG to be its agent for the receipt of any claim form or other document in connection with legal proceedings under or in relation to this deed and agrees that any such document may be effectively served on it in connection with any such proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

IN WITNESS of which this deed has been executed and has been delivered on the date which appears first on page 1.

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SCHEDULE

Paragraph 1(b) of Part A of Schedule 2 of the Implementation Agreement shall be replaced with the following:

"(b)	either:

(i)	all applicable filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate, in each case in respect of the proposed combination of Reuters with Thomson and neither of the parties being subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits consummation of the Transaction as a result of action brought by the US Federal Trade Commission or US Department of Justice; or

(ii)	if no such filings are required, then the US Federal Trade Commission or US Department of Justice having concluded its investigation and review of the proposed combination and notified the parties of its determination, either:

	(1)	not to seek to prohibit consummation of the Transaction; or

	(2)	to seek to prohibit consummation of the Transaction; and, as at or on any date after the date 30 days after notification of such decision:

		(A)	there not continuing to be any action, proceeding or suit outstanding for; and

		(B)	neither of the parties being subject to,

any order or injunction of a court of competent jurisdiction in the United States that prohibits consummation of the Transaction as a result of action brought by the US Federal Trade Commission or US Department of Justice."

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SIGNATURES

EXECUTED as a deed by REUTERS GROUP PLC
acting by Devin Wenig	/s/ Devin Wenig
and Rosemary Martin	Director

/s/ Rosemary Martin
Secretary

EXECUTED as a deed by
THE THOMSON CORPORATION
acting by Robert D. Daleo	/s/ Robert D. Daleo
acting under authority of that company	Officer

EXECUTED as a deed by
THE WOODBRIDGE COMPANY LIMITED
acting by David W. Binet	/s/ David W. Binet
acting under authority of that company	Officer

EXECUTED as a deed by
THOMSON-REUTERS LIMITED
acting by Robert D. Daleo	/s/ Robert D. Daleo
and Stephane Bello	Director

/s/ Stephane Bello
Director